Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Appoints Dr George Morstyn to Board of Directors

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 31, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) is pleased to announce the immediate appointment of Dr George Morstyn, MB BS PhD FRACP, former Senior Vice President and Head of Development at Amgen, to its board of directors. Dr Morstyn is a highly experienced biotechnology executive with an outstanding background in pre-clinical and clinical development and regulatory affairs.

Dr Morstyn graduated from Monash University and completed a PhD with Professor Donald Metcalf at the Walter and Eliza Hall Institute. He played a significant role in the clinical development of GCSF a product widely used in cancer treatment. Dr Morstyn’s substantial clinical, research and commercial experience includes training in medical oncology at the National Cancer Institute in the US, Head of the Clinical Program of the Ludwig Institute for Cancer Research in Melbourne (1983-1991) and a range of increasingly senior appointments at Amgen from 1991–2002.

“We are delighted to welcome Dr Morstyn to ChemGenex’s board,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director. “He joins us at a pivotal period as we progress Ceflatonin® through the final stages of clinical development and commercialisation in Gleevec®-resistant CML. His depth of knowledge across the oncology field, from research through to commercialization will be an invaluable asset for us.”

Dr Morstyn said that he is delighted to be involved with ChemGenex as Ceflatonin progresses through late stage clinical trials. “I am very pleased to be joining the Board of ChemGenex at this exciting time. ChemGenex has a substantial portfolio with two advanced clinical programs and strong discovery and development programs in cancer and diabetes. I look forward to contributing across the range of the company’s activities.”

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

About ChemGenex Pharmaceuticals Limited        (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304